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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)(1)

                          INFONET SERVICES CORPORATION
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                                (Name of Issuer)


                      CLASS B COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                   45666T 10 6
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                                 (CUSIP Number)


                                  APRIL 1, 2001
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


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(1)* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5

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---------------------                                          -----------------
CUSIP NO. 45666T 10 6                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         KDDI CORPORATION, FORMERLY KNOWN AS DDI CORPORATION (KDDI), AS
         SUCCESSOR TO KDD CORPORATION(1)
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [ ]

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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
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                      5    SOLE VOTING POWER

                           47,889,562(2)
    Number of      -------------------------------------------------------------
      Shares          6    SHARED VOTING POWER
   Beneficially
     Owned By              -0-
      Each         -------------------------------------------------------------
    Reporting         7    SOLE DISPOSITIVE POWER
     Person
      With                 15,346,108(2)
                   -------------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           32,543,454
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,889,562(2)
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.8%(3)
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   12     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person is the surviving corporation as a result of the Merger of KDD Corporation with and into DDI CORPORATION (KDDI) on October 1, 2000 and subsequently changed its name to KDDI Corporation on April 1, 2001.

(2) Includes Class A Common Stock which may, at the option of the Reporting Person, be converted into Class B Common Stock on a 1-for-1 basis.

(3) The percentages used herein and in the rest of Item 4 are calculated based upon the 309,294,892 shares of Class B Common Stock issued and outstanding as of February 8, 2001, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ending December 31, 2000 filed with the Securities and Exchange Commission on February 12, 2001. Includes for KDDI Corporation the 15,346,108 shares of Class A Common Stock held by KDDI Corporation as if such Class A Common Stock were converted into Class B Common Stock on February 8, 2001.

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CUSIP NO. 45666T 10 6                                          PAGE 3 OF 5 PAGES
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         EMPLOYEE RETIREMENT BENEFIT TRUST, OF KDDI CORPORATION FORMERLY KNOWN
         AS DDI CORPORATION (KDDI), AS SUCCESSOR TO KDD CORPORATION, AND THE TRUST MANAGER.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [ ]

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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
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                      5    SOLE VOTING POWER

                           -0-
    Number of      -------------------------------------------------------------
      Shares          6    SHARED VOTING POWER
   Beneficially
     Owned By              -0-
      Each         -------------------------------------------------------------
    Reporting         7    SOLE DISPOSITIVE POWER
     Person
      With                 -0-
                   -------------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           32,543,454
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,543,454
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10%(1)
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   12     TYPE OF REPORTING PERSON*

          OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The percentages used herein and in the rest of Item 4 are calculated based upon the 309,294,892 shares of Class B Common Stock issued and outstanding as of February 8, 2001, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ending December 31, 2000 filed with the Securities and Exchange Commission on February 12, 2001.


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           THIS AMENDMENT AMENDS THE SCHEDULE 13G ORIGINALLY FILED BY THE
           REPORTING PERSONS UNDER THE PREVIOUS CORPORATE NAME OF DDI CORPORATION (KDDI) ON JANUARY 25, 2001 ONLY TO THE EXTENT SET FORTH BELOW. ALL OTHER ITEMS REMAIN THE SAME.

ITEM 2(a)  NAME OF PERSONS FILING:

           KDDI CORPORATION, a Japan corporation. KDDI Corporation, formerly known as DDI CORPORATION (KDDI), is the successor in interest to KDD Corporation as a result of the merger of KDD Corporation with and into DDI CORPORATION (KDDI) on October 1, 2000. DDI Corporation
           (KDDI) changed its name to KDDI Corporation on April 1, 2001; and

           The Employee Retirement Benefit Trust, of KDDI CORPORATION, formerly known as DDI Corporation (KDDI), and the trust manager thereunder, established on August 30, 2000. The Employee Benefit Retirement Trust was established to fund certain obligations of KDD Corporation, now KDDI CORPORATION, to certain of its employees under certain benefit plans.

           The foregoing persons are hereinafter referred to as the "Reporting Persons."

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of KDDI Corporation is 2-3-2, Nishishinjuku, Shinjuku-ku, Tokoyo, 163-8003, Japan.

           The address of the Employee Retirement Benefit Trust is
           6-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan.

ITEM 10.   CERTIFICATION.

           The Reporting Persons hereby make the following certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2001                           KDDI CORPORATION


                                             By: /s/ MAKOTO ARAI
                                                 ------------------------------
                                                 Makoto Arai, Head of GN Project
                                                 Management Section,
                                                 GN Operations Dept.


                                             EMPLOYEE RETIREMENT BENEFIT TRUST
                                             OF DDI CORPORATION (KDDI)


                                             By: Mizuho Trust & Banking
                                                 Corporation Ltd., Trustee

                                                 By: /s/ NOBUO SUZUKI
                                                     ---------------------------
                                                     Nobuo Suzuki, Executive
                                                     Officer, General Manager,
                                                     Business Promotion
                                                     Department


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